Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: November 21, 2014

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended immediately to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, or other independent professional financial adviser who, if you are resident or taking advice in Ireland, is duly authorised under the European Communities (Markets in Financial Instruments) Regulations 2007 (Nos. 1 to 3) or the Investment Intermediaries Act 1995 (as amended), or, if you are resident or taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 of the United Kingdom, or, if you are not so resident and are not taking advice in Ireland or the United Kingdom, another appropriately authorised independent professional adviser.

EXPLANATION FOR OPTIONHOLDERS AND EQUITY AWARD HOLDERS UNDER THE

COVIDIEN STOCK AND INCENTIVE PLAN

in connection with the

PROPOSED ACQUISITION OF

COVIDIEN PUBLIC LIMITED COMPANY

BY

MEDTRONIC, INC.

TO FORM

MEDTRONIC HOLDINGS LIMITED

(to be re-registered as MEDTRONIC PUBLIC LIMITED COMPANY)

The Perella Weinberg Partners LP (“Perella Weinberg”) and Goldman Sachs & Co. (“Goldman Sachs”) opinions which are annexed to the Joint Proxy Statement/Prospectus do not constitute recommendations as to how equity award holders may decide to act with respect to the equity awards held by them nor do they express an opinion as to what the value of New Medtronic shares will be when issued or the price at which New Medtronic shares will trade at any time.

The directors of Medtronic accept responsibility for the information contained in this letter other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts, and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this letter relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts, and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg, which is a registered broker dealer with the Securities and Exchange Commission (the “SEC”), is acting as financial adviser to Medtronic and New Medtronic and no one else in connection with the Acquisition and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg or for providing advice in relation to the Acquisition, the contents of this letter, or any transaction or arrangement referred to herein. Neither Perella Weinberg nor any of its affiliates owes or accepts any duty, liability, or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute, or otherwise) to any person who is not a client of Perella Weinberg in connection with this letter, any statement contained herein, or otherwise.

Goldman Sachs is acting as financial adviser to Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Transaction, the contents of this announcement or any transaction or arrangement referred to herein. Goldman Sachs accepts no duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs in connection with this announcement, any statement contained herein or otherwise.

JOINT LETTER FROM COVIDIEN PLC AND MEDTRONIC, INC.

Covidien plc	Medtronic, Inc.
Registered office:	Principal executive office:
20 On Hatch	710 Medtronic Parkway
Lower Hatch Street	Minneapolis, MN 55432
Dublin 2	United States
Ireland
Registered number: 466385

November 20, 2014

To:	The holders of equity awards granted under the Covidien Stock and Incentive Plan (the “Scheme”)

Re:	Treatment of equity awards in respect of Covidien ordinary shares in connection with the proposed acquisition of Covidien plc (“Covidien”) by Medtronic, Inc. (“Medtronic”) to form Medtronic Holdings Limited (“New Medtronic”) (the “Acquisition”)

Dear Covidien Equity Award Holder,

1.	Introduction

1.1	As you are aware, on 15 June 2014, we announced the Acquisition, the terms of which are governed by a transaction agreement entered into among Medtronic, Covidien, and certain other parties (the “Transaction Agreement”). One of the matters addressed by the Transaction Agreement is the treatment of outstanding options to purchase Covidien ordinary shares (“Covidien Options”) and other share awards denominated in Covidien ordinary shares (“Covidien Share Awards”). The purpose of this letter is to give you information regarding how the Acquisition will affect your Covidien Options and Covidien Share Awards.

1.2	You should already have received, for your information, a copy of the joint proxy statement/prospectus prepared by New Medtronic, Medtronic, and Covidien containing important information about the Acquisition. If you have not already received a copy, a copy is available from www.globaltechleader.com, www.covidien.com and www.medtronic.com.

2.	Treatment of your Covidien Options

2.1	Under the terms of the Transaction Agreement, upon the completion of the Acquisition, your existing Covidien Options, to the extent then still outstanding, will be automatically converted into options to purchase a number of New Medtronic ordinary shares (“New Medtronic Options”).

2.2	The number of New Medtronic ordinary shares over which you will have an option will be determined by multiplying (a) the number of Covidien ordinary shares subject to the Covidien Option immediately prior to the completion of the Acquisition by (b) the sum of (i) 0.956 plus (ii) the quotient obtained by dividing $35.19 by the volume weighted average price of Medtronic common stock over a 10-trading day period that ends on the second to last trading day prior to the completion date of the Acquisition (the “Equity Award Conversion Ratio”), rounded down to the nearest share.

2.3	The per share exercise price (rounded up to the nearest whole cent) of the New Medtronic Options shall be determined by dividing (a) the per share exercise price of such Covidien Option immediately prior to the completion of the Acquisition by (b) the Equity Award Conversion Ratio. All fractional entitlements with respect to Covidien ordinary shares subject to options will be aggregated and sold in the market with the net proceeds of any such sale distributed pro-rata to such holders.

2.4	Except as described above, the terms and conditions of your New Medtronic Options will be the same as your existing Covidien Options.

2.5	Details of your existing Covidien Options can be located by accessing your account with UBS Financial Services through its website at www.ubs.com/onesource/cov or by calling 1-877-461-7805 (US). As soon as possible after the completion of the Acquisition, you will be sent details of (a) the number of New Medtronic ordinary shares that will be the subject of your New Medtronic Options; and (b) the exercise price of your New Medtronic Option, as it will not be possible to determine this information until the Acquisition has been completed.

3.	Treatment of your Covidien Share Awards

3.1	Under the terms of the Transaction Agreement, upon completion of the Acquisition, each of your Covidien Share Awards that was granted prior to June 15, 2014 and remains outstanding will be cancelled and converted into the right to receive the Acquisition consideration of 0.956 New Medtronic ordinary shares and $35.19 in cash (the “Acquisition Consideration”) in respect of each Covidien ordinary share underlying the Covidien Share Award (including any corresponding dividend equivalent units), less applicable tax withholdings (which will be deducted first from the share portion of such consideration and then from the cash portion). For any performance-based Covidien Share Award (including any corresponding dividend equivalent units), the number of Covidien ordinary shares underlying the Covidien Share Award will be based on actual performance measured over a 60–trading day period that ends on the sixth business day prior to the date on which the effective time of the Acquisition occurs.

3.2	Each Covidien Share Award that you hold that was granted on or after June 15, 2014 and remains outstanding will be converted into a New Medtronic award with respect to a number of New Medtronic ordinary shares (a “New Medtronic Share Award”) having the same terms and conditions as applied to the applicable Covidien Share Award immediately prior to the completion of the Acquisition.

3.3	The number of New Medtronic ordinary shares underlying your New Medtronic Share Award will be determined by multiplying (a) the number of Covidien ordinary shares subject to the Covidien Share Award (including any corresponding dividend equivalent units) immediately prior to the completion of the Acquisition by (b) the Equity Award Conversion Ratio, rounded to the nearest whole share.

3.4	Except as described above, the terms and conditions of your New Medtronic Share Awards will be the same as your existing Covidien Share Awards.

3.5	Details of your existing Covidien Share Awards can be located by accessing your account with UBS Financial Services through its website at www.ubs.com/onesource/cov or by calling 1-877-461-7805 (US). As soon as possible after the completion of the Acquisition, you will be sent details of the number of New Medtronic ordinary shares that will be the subject of your New Medtronic Share Award, as it will not be possible to determine this information until the Acquisition has been completed.

4.	Conversion to take effect automatically and no action is required by you

4.1	You are not required to take any action to ensure that your Covidien Options are converted into New Medtronic Options and your Covidien Share Awards are converted into either Acquisition Consideration or New Medtronic Share Awards, in each case, as described above.

4.2	It should also be noted that in the event that, for whatever reason, the Acquisition is not completed, there will be no change to the rights you currently enjoy under the Scheme and you will continue to hold your Covidien Options and Covidien Share Awards subject to their existing terms and conditions.

5.	Exercise of Covidien / New Medtronic Options

5.1	Prior to the completion of the Acquisition, all vested Covidien Options remain exercisable in the normal manner and once exercised you will be entitled to participate in the Acquisition in respect of the Covidien ordinary shares issued pursuant to the share exercise. If you wish to exercise your vested Covidien Options, please do so by accessing your account with UBS Financial Services through its website at www.ubs.com/onesource/cov or by calling 1-877-461-7805 (US). As an exercise of an option can take several days to process, you should note that if you seek to exercise your vested Covidien Options too close to the completion of the Acquisition, it may not be possible to complete the exercise in time to deliver to you shares in Covidien. If this happens, your vested Covidien Option will be exchanged for a vested New Medtronic Option as described in Section 2 of this letter.

5.2	Should you wish to exercise your New Medtronic Options after the completion of the Acquisition, please do so by accessing your account with UBS Financial Services through its website at www.ubs.com/onesource/cov or by calling 1-877-461-7805 (US). As with your existing Covidien Options, the exercise price for your New Medtronic Options will be payable in US dollars.

5.3	An exercise of your options may be subject to tax and, accordingly, we recommend that you consult your own tax advisors about the tax consequences under the laws of the relevant jurisdiction of any exercise of your options.

5.4	Please note that if you fail to exercise your New Medtronic Options, once acquired, prior to their lapsing date, they will lapse and you will lose the benefit of them.

6.	Recommendation

The directors of Covidien, who have been so advised by Goldman Sachs, consider the treatment of the Covidien Options and Covidien Share Awards described in this letter to be fair and reasonable. In providing financial advice to the directors of Covidien, Goldman Sachs has taken account of the commercial assessments of the directors of Covidien in relation to the Acquisition and the Covidien Options and the Covidien Share Awards.

Yours faithfully,

Charles J. Dockendorff	Gary Ellis
Executive Vice President and	Senior Vice President and
Chief Financial Officer	Chief Financial Officer
On behalf of Covidien plc	on behalf of Medtronic, Inc.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have commenced making available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.